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                                                                      EXHIBIT 11

              Statement Reference Computation of Per Share Earnings

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

The weighted average number of shares used in the computation of basic earnings per share was 878,570 for 2001 and 680,356 for 2000 and 705,260 for 1999. The
weighted average number of shares used in the computation of diluted earnings per share was 889,705 for 2001 and 727,194 for 2000 and 758,765 for 1999.